

Mail Stop 3628

November 6, 2019

Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street
New York, New York 10282

> **Re:** **GS Mortgage Securities Trust 2017-GS8**
> **GS Mortgage Securities Trust 2018-GS9**
> **GS Mortgage Securities Trust 2018-GS10**
> **Forms 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 26, 2019**
> **File Nos. 333-207677-07, 333-207677-08 and 333-207677-09**

Dear Ms. Nivison:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Lisa Pauquette, Esq., Cadwalader, Wickersham & Taft LLP